Exhibit 99.(k)(5)

Benefit Street Partners L.L.C.

9 West 57th Street

New York, NY 10019

Benefit Street Partners L.L.C.

9 West 57th Street

New York, NY 10019

Re: Fee Waiver

Ladies and Gentlemen:

Benefit Street Partners L.L.C. (the “Adviser”) and Franklin BSP Private Credit Fund (the “Fund”) are parties to the Investment Advisory Agreement, dated as of August 17, 2022 (the “Investment Advisory Agreement”) and the Third Amended and Restated Expense Limitation Agreement, dated as of September 27, 2022 (the “ELA”), pursuant to which the Fund is obligated to pay to the Adviser, among other things, a Management Fee and an Incentive Fee, and the Adviser agrees on a quarterly basis to limit certain Fund expenses to the extent the Fund’s annualized operating expenses in respect of the relevant quarter exceed 2.25% of the Fund’s quarter-end net asset value. Capitalized terms used but not defined herein have the meanings ascribed to them in the Investment Advisory Agreement and/or ELA.

This letter agreement (this “Agreement”) confirms the temporary waiver by the Adviser of the Management Fee payable by the Fund, as follows:

The Adviser hereby agrees to temporarily waive its Management Fee from March 28, 2024 (the “Effective Date”) until April 30, 2025 (the “Waiver Period”). In addition, during the same period, the Adviser will bear the Fund’s operating expenses to the extent the Fund’s annualized operating expenses in respect of the relevant quarter exceed on a quarterly basis, other than (i) expenses directly related to the interest costs and structuring costs for borrowing and line(s) of credit, taxes, litigation and extraordinary expenses, (ii) Incentive Fees and (iii) any distribution and shareholder servicing fees in respect of the relevant month, in excess of 1.00% of the Fund’s quarter-end net asset value. The Adviser may, in its sole discretion and at any time, elect to extend, terminate or modify its temporary waiver upon written notice to the Fund. If this Agreement is terminated before the end of any month, the Management Fee waiver for the part of the month before such termination shall be prorated. This Agreement will terminate automatically in the event of the termination of the Investment Advisory Agreement. This Agreement shall terminate automatically at the end of the Waiver Period unless extended by the Adviser.

This Agreement shall be governed by and construed in accordance with the substantive laws of the State of New York which are applicable to contracts made and entirely to be performed therein, without regard to the place of performance hereunder.

The Adviser understands and intends that the Fund will rely on this undertaking in preparing and filing a prospectus and other documents for the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes as expressly permitted by the Adviser.

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan Martoken
Name:	Bryan Martoken
Title:	Chief Financial Officer

Agreed and Accepted:

FRANKLIN BSP PRIVATE CREDIT FUND

By:	/s/ Nina K. Baryski
Name:	Nina K. Baryski
Title:	Chief Financial Officer and Treasurer